

Mail Stop 3233

December 16, 2015

VIA E-MAIL
Mr. Frank V. Saracino
Chief Financial Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

     Re: **NorthStar Real Estate Income Trust, Inc.**
               Form 10-K for Fiscal year Ended December 31, 2014
               Filed on March 27, 2015
               Form 8-K
               Filed on December 17, 2014
               File No. 000-54671

Dear Mr. Saracino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Item 1A. Risk Factors, page 12

1.   We have paid, and may continue to pay, distributions from sources other than our cash flow from operations . . ., page 35

2.   We note from your Form 10-Q filed on November 12, 2015, that for the nine months ended September 30, 2015, twenty-three percent of your distributions were funded through offering proceeds, and from your Form 10-Q filed on August 13, 2015, that for the six months ended June 30, 2015, twenty percent of your distributions were funded through offering proceeds. In future Exchange Act reports, to the extent there is a

shortfall in either cash flow from operations or FFO full fiscal year or stub coverage, please specify the percentage coverage in your risk factor related to distribution coverage.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73

3. In arriving at Funds from operations, you start with Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just NorthStar Real Estate Income Trust, Inc. common stockholders instead of all equity stockholders. In future periodic filings please re-title "FFO" to the more appropriate "FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders". Additionally, apply this comment to your Modified funds from operations measure as well as to future periodic filings.

4. Within your discussion of MFFO, we note you have indicated that your adjustment for impairment of real estate-related investments is non-recurring. Given the nature of this adjustment, it is not clear why it is non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Note 7 – Borrowings, pages 97 – 99

5. Reference is made to your risk factor disclosures on page 27 where you discuss the potential requirement to cure a breach of representations and warranties or a defect in the document of any of the contributed assets to the securitization in the form of either repurchasing or replacing the affected contributed asset or making a loss of value payment. Please revise future periodic filings to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for such guarantees.

Schedule III – Real Estate And Accumulated Depreciation, page 11

6. Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-28 of Regulation S-X.

Schedule IV – Mortgage Loans on Real Estate, page 111 – 112

7.   Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.   Reference is made to Rule 12-29 of Regulation S-X.

FORM 8-K FILED DECEMBER 17, 2014

Determination of Estimated Value per Share

8.   In future Exchange Act reports where you disclose an estimated value per share, please discuss the relationship between the aggregate purchase price of your CRE properties (as adjusted for related capital expenditures) and the estimated value assigned to your CRE properties, as well the relationship between the aggregate principal amount of your CRE debt investments (including future funding commitments) and the estimated value assigned to your CRE debt portfolio.

9.   We note that your sensitivity analysis on page 5 of the Form 8-K presents the impact on the estimated value per share resulting from variations to each key assumption on an aggregated basis. Please tell us how you considered disclosing the impact on the estimated value per share of variations to each key assumption in isolation, and assuming all other factors remain unchanged from your estimated value per share, or please explain to us why such disclosure would not be useful to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Coy Garrison, Staff Attorney, at (202) 551-3466 with regard to legal comments.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate &
Commodities